NEWS RELEASE

HARBINGER RESEARCH ISSUES REPORT FOR LINUX GOLD CORP.

For Immediate Release: October 6, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) wishes to announce that Harbinger Research LLC, www.harbingerresearch.com, an independent research firm, issued an Investment Report today for Linux Gold Corp. (OTC-BB: LNXGF), an early-stage mineral exploration company.

The report provides a description of Linux Gold’s business, industry, products, strategy, management team, and investment opportunities and risks.

The report is available free of charge at http://www.harbingerresearch.com.

ABOUT HARBINGER RESEARCH, LLC:

Harbinger Research is a quality-leading New York based independent equity research company that provides insightful, in-depth equity research coverage and informational reports to smaller U.S. traded companies and the individuals and institutions that invest in them.

For further information on Harbinger Research, please visit www.harbingerresearch.com.

Harbinger Research, LLC received US$10,000 and 60,000 shares of stock from the Company in return for report authoring and distribution services.

ABOUT LINUX GOLD CORP:

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

 “John Robertson”

 John Robertson

Contact:
John Robertson
President
Tel. 800-665-4616

Contact: Business Office
800-665-4616

Harbinger Research Contact:
Stephanie Loiacono, CFA
Senior Research Analyst
sloiacono@harbingerresearch.com

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.